May 30, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

Attention: Ms. Tara Harkins

Re:	OrthoPediatrics Corp.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 7, 2019

File No. 001-38242

Ladies and Gentlemen:

OrthoPediatrics Corp., a Delaware corporation (the “Company”), is submitting this letter in response to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 15, 2019 (the “Comment Letter”) with respect to the Company’s Form 10-K filed with the Commission on March 7, 2019.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 6. Selected Financial Data, page 65

1.	We note that you eliminate public company costs when calculating non-GAAP adjusted EBITDA. Please describe the nature of these costs and explain why these costs are not normal recurring cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff’s comments, the “public company costs” line item consists of additional expenses incurred to operate OrthoPediatrics as a public company following our Initial Public Offering (“IPO”) in October 2017. These costs include additional external audit and legal fees, increased Director and Officer insurance premiums, greater Board Member fees commensurate with a public company, public relation firm and investor conference fees, NASDAQ filing fees and the costs related to other external service providers for SEC and equity reporting.

Certain of the above mentioned public company fees were incurred in both 2017 and 2018, however given that the Company completed its IPO in October 2017, the public company costs were significantly higher in the fourth quarter and the full year of 2018 as we incurred a full period of public company expenses in 2018.

2850 Frontier Drive Warsaw, Indiana 46582 www.orthopediatrics.com				TOLL-FREE PHONE FAX	877.268.6339 574.268.6379 574.269.3692
	TRAUMA & DEFORMITY	SCOLIOSIS	SPORTS MEDICINE

We believe our presentation is correct in our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2018. However, in future filings, we do not anticipate including any elimination of public company costs for prior or future periods in our Non-GAAP adjusted EBITDA disclosure since the comparative years disclosed will have equivalent public company expenses and we would be a public company for the entirety of future periods.

2.	We note that non-GAAP adjusted EBITDA excludes professional services fees that you describe as non-recurring although you have reported the item for the last two fiscal years. Please explain to us in more detail the nature of this adjustment and tell us how your presentation complies with the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K.

In response to the Staff’s comments, the professional services fees included in our non-GAAP adjusted EBITDA disclosure specifically relate to the legal fees incurred for our defense of the K2M, Inc. patent infringement lawsuit disclosed in Item 3. Legal Proceedings and Note 14 – Commitments and Contingencies in our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2018. This legal matter began in January 2017 and is still ongoing.

While we have been involved in certain patent disputes in the past, they are generally settled well before formal litigation and do not result in material legal expense. Based on our history, we believe the attorney fees associated with this matter are a non-recurring extraordinary expense for OrthoPediatrics and are not reasonably likely to occur again within two years. However, since this particular matter has now been proceeding for over two years, we agree that, going forward, these fees should not be excluded from adjusted EBITDA in compliance with Item 10(e)(1)(ii)(B) of Regulation S-K. In future filings, we will not exclude the expenses related to this litigation from our Adjusted EBITDA calculation for prior or future periods.

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Please do not hesitate to contact me by telephone at (574) 267-0877 with any questions or comments regarding this correspondence.

Sincerely,

Fred Hite

Chief Financial Officer

TRAUMA & DEFORMITY	SCOLIOSIS	SPORTS MEDICINE